Exhibit 3.1

ZYNGA INC.

FIRST AMENDMENT

TO

FIFTH AMENDED AND RESTATED BYLAWS

On January 9, 2022, the Board of Directors of Zynga Inc., a Delaware corporation (the “Corporation”), in accordance with the Delaware General Corporation Law and the Fifth Amended and Restated Bylaws of the Corporation (the “Bylaws”), approved and adopted the following amendment to the Bylaws to be effective immediately.

The Bylaws are hereby amended by adding the following as new Article XIV after existing Article XIII:

ARTICLE XIV

EXCLUSIVE FORUM

Section 43. Exclusive Forum. The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders; (iii) any action asserting a claim against the corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws; or (iv) any action asserting a claim against the corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and to have consented to the provisions of this Section 43.

Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 43.

Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.